Exhibit 99.1

Bright Scholar Strategic Investment in Linstitute to Expand Online Training Capabilities

FOSHAN, May 11, 2020 (PR Newswire)—Bright Scholar Education Holdings Limited (“Bright Scholar,” the “Company,” “we” or “our”) (NYSE: BEDU), a global premier education service company, today announced that it has entered into an agreement to acquire 51% equity interests in Linstitute (the “Institute”).

Linstitute offers high-quality and outcomes-focused online training services including Academic Olympiad and other world-wide recognized international courses. Since its opening in March 2017, the Institute has helped over 2,000 students with more than 120 Academic Olympiad and international courses through its online platform. The Institute offers a comprehensive selection of academic courses covering Mathematics, Physics, Chemistry, Biology, Computing Science and Modeling as well as other services such as summer school application and overseas study counselling.

“The adoption of emerging technology has profound impact on education industry and creates huge new opportunities globally for Bright Scholar. This strategic investment expands the offerings of Bright Scholar to online training”, said Jerry He, Executive Vice Chairman of the Board of Directors of Bright Scholar. “Accelerating our investment in education technology and broadening of our online offerings will foster continued educator growth and improved student outcomes.”

About Bright Scholar Education Holdings Limited

Bright Scholar is a global premier education service company, dedicated to providing quality international education to global students and equipping them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education. Bright Scholar also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China. As of February 29, 2020, Bright Scholar operated 80 schools across ten provinces in China and eight schools overseas, covering the breadth of K-12 academic needs of its students. In the six months ended February 29, 2020, Bright Scholar had an average of 51,879 students enrolled at its schools.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

GCM Strategic Communications

Email: BEDU.IR@gcm.international

Media Contact:

Email: media@brightscholar.com

Phone: +86-757-6683-2507